SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Amendment No. 5 to)

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Oxford GlycoSciences Plc
(Name of Subject Company (Issuer))

Celltech Group plc
(Name of Filing Person (Offeror))

American Depositary Shares
Ordinary Shares of 5 pence sterling each
(Title of Class of Securities)

691464101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

John Slater
Celltech Group plc
208 Bath Road
Slough
Berkshire SL13WE
United Kingdom
Tel: 011 44 1753 534 655
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:
Bart Capeci, Esq.
Allen & Overy
One New Change
EC4M 9QQ
London, United Kingdom
Tel: 011 44 207 330 2401
Fax: 011 44 207 330 9999

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$161,249,195.24	$13,045.06

(1)For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the OGS shares and OGS ADSs (each OGS ADS represents one OGS share) to be received by Purchaser, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 56,082,073
OGS shares (including OGS shares represented by OGS ADSs) multiplied by 182 pence per OGS share, the cash consideration being offered per OGS share, which yields (Pounds) 102,069,372.86, converted at the exchange rate on February 27, 2003, of
(Pounds)1=$1.5798, which yields $161,249,195.24.

(2)Sent by wire transfer to the SEC on March 3, 2003.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Amendment No. 5 amends the Tender Offer Statement on Schedule TO initially filed on March 3, 2003, by Celltech Group plc, a company organized under the laws of England and Wales (the “Offeror”), relating to the third-party tender offer by the Offeror to purchase all of the (i) ordinary shares of 5 pence each of OGS (“OGS Shares”) and (ii) American Depositary Shares, each representing one OGS Share (“OGS ADSs”) and evidenced by American Depositary Receipts (“OGS ADRs”).

     On April 11, 2003, the Offeror issued a press release related to the third-party tender offer by the Offeror. A copy of the press release is attached hereto as Exhibit (13)(a).

     The item numbers and responses thereto below are in accordance with the requirements of the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

     Item 4 of the Schedule TO and paragraphs 9 and 10 of the Frequently Asked Questions are hereby amended and supplemented to reflect the fact that, pursuant to a waiver granted by the Panel, the Initial Offer Period for acceptances and withdrawals may not be extended beyond 1.00 p.m. (London time), 8.00 a.m. (New York City time) on the date which is 21 days after the release of OGS' preliminary results for the year ended 31 December 2002.

     Item 4 of the Schedule TO and Appendix I – “Conditions and Further Terms of the Offer’’ of the Offer Document are hereby amended and supplemented by inserting the following paragraph as paragraph 1(c) of Part B:

(c)	The Offer, whether revised or not, will not (except with the consent of the Panel) be capable of becoming unconditional after 1.00 p.m. (London time), 8.00 a.m. (New York City time) on the date which is 21 days after the release of OGS' preliminary results for the year ended 31 December 2002 (or any other time and/or date beyond which Celltech has stated that the Offer will not be extended and has not, where permitted, withdrawn that statement), nor of being kept open for acceptances after that time and/or date unless the Offer has previously become unconditional, provided that Celltech reserves the right, with the permission of the Panel, to extend the Offer to (a) later time(s) and/or date(s). Except with the consent of the Panel, Celltech may not, for the purposes of determining whether the Acceptance Condition has been satisfied, take into account acceptances received or purchases of OGS Shares (including OGS Shares represented by OGS ADSs) made after 1.00 p.m. (London time), 8.00 a.m. (New York City time) on the date which is 21 days after the release of OGS' preliminary results for the year ended 31 December 2002 (or any other time(s) and/or date(s) beyond which Celltech has stated that the Offer will not be extended and has not, where permitted, withdrawn that statement) or, if the Offer is so extended, such later time(s) and/or date(s) as Celltech, with the permission of the Panel, may determine.

     Item 4 of the Schedule TO and Appendix I – ''Conditions and Further Terms of the Offer’’ of the Offer Document are hereby amended and supplemented by inserting the following paragraph as paragraph 7(a) of Part B:

(a)	Except with the consent of the Panel, the Offer will lapse unless all the conditions relating to the Offer have been fulfilled or (if capable of waiver) waived, or, where appropriate, have been determined by Celltech to be, and continue to be, satisfied by 1.00 p.m. (London time), 8.00 a.m. (New York City time) on the date which is 21 days after the release of OGS' preliminary results for the year ended 31 December 2002 or such later date as Celltech, with the consent of the Panel, may decide.

ITEM 12. EXHIBITS

EXHIBIT NUMBER	DOCUMENT

*(1) (a)	Offer Document dated March 1, 2003.

*(2) (a)	Letter of Transmittal.

*(3) (a)	Notice of Guaranteed Delivery.

*(4) (a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(5) (a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(6) (a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(7) (a)	Form of Acceptance, Authority and Election.

*(8) (a)	Summary Advertisement in The Wall Street Journal, dated March 3, 2003.

*(9) (a)	Press release related to the third party tender offer by the Offeror dated March 14, 2003.

*(10) (a)	Press release related to the third party tender offer by the Offeror dated March 24, 2003.

*(11) (a)	Press release related to the third party tender offer by the Offeror dated March 26, 2003.

*(12) (a)	Press release related to the third party tender offer by the Offeror dated April 1, 2003.

(13) (a)	Press release related to the third party tender offer by the Offeror dated April 11, 2003.

*Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celltech Group plc

By:

/s/ Peter Allen .................................................... Peter Allen Chief Financial Officer

Dated: April 11, 2003

INDEX TO EXHIBITS

Exhibit
Number	Document

*(1)(a)	Offer Document dated March 1, 2003.

*(2)(a)	Letter of Transmittal.

*(3)(a)	Notice of Guaranteed Delivery.

*(4)(a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(5)(a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(6)(a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(7)(a)	Form of Acceptance, Authority and Election.

*(8)(a)	Summary Advertisement in the Wall Street Journal dated March 3, 2003.

*(9)(a)	Press release related to the third party tender offer by the Offeror dated March 14, 2003.

*(10)(a)	Press release related to the third party tender offer by the Offeror dated March 24, 2003.

*(11) (a)	Press release related to the third party tender offer by the Offeror dated March 26, 2003.

*(12) (a)	Press release related to the third party tender offer by the Offeror dated April 1, 2003.

(13) (a)	Press release related to the third party tender offer by the Offeror dated April 11, 2003.

*Previously filed.